                                           September 22, 2005

Ms. Michelle Anderson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                          Re: Lynch Interactive Corporation
                              Proxy Statement and Schedule 13 E-3.
                              ------------------------------------

Dear Ms. Anderson:

            Enclosed on behalf of Lynch  Interactive  Corporation  are  proposed revisions  to the  "fairness"  section of the Proxy  Statement  dealing with the price of the company's common stock in the latter part of 2004 and early 2005.

            As you  will  doubtless  appreciate,  the  decision  to  delist  and deregister  was a difficult  one which was  driven,  to an  overwhelming  degree
(though other cost savings exist and are described in the Proxy  Statement),  by the enactment of the  Sarbanes-Oxley  Act in 2002 and in particular the adoption of  regulations  promulgated  under  Section  404  thereof.  The  timing  of the transaction,  in turn, was driven solely by our desire to consider this proposal at our Annual Meeting of Stockholders, which normally takes place in May of each year.  While the price level of the company's  stock was an important  issue, it did not  influence  either the decision to delist and  deregister or when to put the proposal before the  shareholders.  Rather,  it became  important only after these two decisions had already been made.

            As the attached  draft  revisions  indicate,  the RLEC sector of the telecommunications  industry has been viewed with some concern over the last few years by the investment community because of various  uncertainties  outlined in the revised pages, a principal risk being how the Universal Service Fund will be revamped in 2006 when the current  mechanisms  expire (as far as I know,  no one believes it will disappear  entirely).  The RLEC sector of the telecom  industry is, as you know,  particularly dependent on this source of revenue for continued
viability.

            Our company has,  also,  been  particularly  hard hit by the need to defend Russ Taylor's False Claims Act (qui tam) litigation.  As described in the revised  pages,  our share of  defense  costs has been and will  continue  to be significant.  We believe  that the case,  which has been  described in detail in both our 10-K's and 10-Q's, is completely  without merit but that it will have a significant impact on the company (and its stock) until it is resolved.

            Finally,  we believe the revised  pages make clear that if one views historical  market  prices of the  company's  stock over a longer  period  (say,
2003-2005)  it can be seen that the price  being  proposed  through  the formula adopted  by the  Board  is well  within  the  historical  trading  range  of the company's stock. Therefore we believe there is no discount.

            I hope this  answers  your  questions  and that we can get the proxy statement finalized and out to the stockholders soon.

            We greatly appreciate the work which you and the staff have put into this  document and hope that we can rapidly  conclude  this review and begin the mailing process.

                                                     Sincerely,

                                                     /s/ John A. Cole
                                                     ----------------
                                                     John A. Cole

Enclosure